Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 21, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 184 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 25, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Clockwise Core Equity & Innovation ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting the Fund is a shell portfolio that is expected to acquire the assets and liability of the Clockwise Core Equity & Innovation ETF, a series of Capitol Series Trust (the “Predecessor Fund”). The Trust notes that Other Expenses included in the table were estimated based on Other Expenses are restated from the Predecessor Fund’s expenses based on contractual arrangements with the Fund’s current service providers. The Trust further notes that a footnote explaining the foregoing has been added below the Fees and Expenses table.

Principal Investment Strategies

2.	Please clarify briefly using plain English principles, what the phrase “a minimum 100% return target threshold” means. Supplementally provide your analysis for how such disclosure is not a “representation of future performance” as that term is used in Rule 156(b).

Response: The Trust confirms that the reference to a “minimum 100% return target threshold” has been removed from the Prospectus.

3.	Briefly clarify using plain English principles the meaning of the phrase: “applying a 5% – 20% conviction driven weighting to each portfolio investment.”

Response: The Trust confirms that the foregoing language has been clarified to read substantially as follows:

The Sub-Adviser weights securities within the portfolio based on fundamental risk-return characteristics for each individual security. Typically, 20-40 companies are held within the Fund’s portfolio, with portfolio weights of holdings ranging from 2% to 6% based on the Sub-Adviser’s analysis of risk-return profile of each security.

4.	Briefly clarify using plain English principles the meaning of the phrase: “New positions in the Fund will generally start at 25% to 30% of their target weights.”

Response: The Trust confirms that the foregoing language has been clarified to read substantially as follows:

Typically, the Fund will initially invest between 25% and 30% of the planned total investment in a new position, buying in several stages over time to seek to take advantage of dollar cost averaging.

5.	Please revise the Fund’s 80% test to use the phrase “at least 80%” per the Names Rule.

Response: The Trust confirms that the Fund’s 80% test has been revised to read as follows:

The Fund will invest, under normal circumstances, at least 80% of its net assets plus the amount of borrowings for investment purposes, in equity securities, including common stocks, partnership interests, and other equity investments or ownership interests in business enterprises. In addition, the Fund may invest up to 95% of its net assets in such securities.

6.	Please describe more fully how the Fund will execute its covered call strategy (e.g., how will the Fund select securities on which to write calls on and how will it select strike prices) and how will this affect the Fund’s returns.

Response: The Trust confirms that the Prospectus has been bolstered to describe more fully how the Fund will execute its covered call strategy and how the Fund will select strike prices. In particular, the Fund’s Prospectus will include language that is substantially similar to the following:

The Sub-Adviser intends to use covered calls when it expects certain securities to trade within a specific range for a set period. This approach aims to generate income and provide protection against unique event risks. The Sub-Adviser will select strike prices based on its estimation of the intrinsic value of the security.

7.	Please balance the disclosure explaining the benefits to the Fund of covered call investing with disclosure of downsides, particularly with the Fund’s ability to obtain long-term growth of capital. Please explain how the Fund’s covered call strategy fits within the Fund’s overall strategy, and how it will decide when and how much of the portfolio to allocate to covered calls.

Response: The Trust confirms that additional disclosure that provides balance to the Fund’s covered call strategy has been added to the Prospectus.

Principal Investment Risks

8.	For the Sector Risks disclosure, we note that financial and healthcare sectors are not listed in the principal strategy section. Please clarify why these are principal risks, or revise the principal strategy as appropriate.

Response: The Trust confirms that references to the financial and healthcare sectors has been added to the Fund’s principal investment strategy disclosure.

9.	If Cryptocurrency Risk is a principal risk of the Fund, please clarify in more detail in the principal strategy section how cryptocurrency is part of the Fund’s strategy. We may have further comments. Please delay effectiveness until we have resolved all comments. To the extent that exposure to cryptocurrency is not a principal risk of the Fund, remove it from the Item 4 disclosure.

Response: The Trust respectfully notes that the Fund’s principal investment strategy disclosure states “The Fund will not directly invest in cryptocurrency and does not currently intend to invest in any entity whose primary business purpose is to provide exposure to cryptocurrency, but may have indirect exposure by investing in companies with exposure to cryptocurrency.” To seek to further clarify the Fund’s strategy, additional language has been added to the Prospectus. As a result, the entire reference will read substantially as follows:

The Fund will not directly invest in cryptocurrency and does not currently intend to invest in any entity whose primary business purpose is to provide exposure to cryptocurrency, but may have indirect exposure by investing in companies with exposure to cryptocurrency. That is, the Fund may invest in companies whose businesses are related to crypto assets or crypto asset infrastructure.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael Pellegrino
General Counsel
Tidal Investments LLC

Appendix A

Clockwise Core Equity & Innovation ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Acquired Fund Fees and Expenses(2)(3)	0.00%
Other Expenses(2)	0.05%
Total Annual Fund Operating Expenses	1.00%

(1)

The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings made for investment purposes, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.

(2)	Other Expenses are restated from the Predecessor Fund’s (defined below) expenses based on contractual arrangements with the Fund’s current service providers.
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund’s Financial Highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then holder or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$102	$318	$552	$1,225